FILED BY DEVON ENERGY CORPORATION
                          PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                       AND DEEMED FILED PURSUANT TO RULE 14A-12
                                         OF THE SECURITIES EXCHANGE ACT OF 1934
                                     SUBJECT COMPANY:  DEVON ENERGY CORPORATION
                                                    COMMISSION FILE NO. 0-30176




                              INVESTOR NOTICE

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SEC BY DEVON AND SANTA FE SNYDER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY DEVON AND SANTA FE SNYDER WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO DEVON) MAY ALSO BE OBTAINED FOR FREE FROM DEVON BY DIRECTING SUCH REQUEST TO: DEVON ENERGY CORPORATION, 20 NORTH BROADWAY, SUITE 1500, OKLAHOMA CITY, OKLAHOMA 73102-8260, ATTENTION: INVESTOR RELATIONS,
TELEPHONE: (405) 552-4570, E-MAIL: NAKITA.RIZZO@DVN.COM. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO SANTA FE SNYDER) MAY ALSO BE OBTAINED FOR FREE FROM SANTA FE SNYDER BY DIRECTING SUCH REQUEST TO: SANTA FE SNYDER CORPORATION, 840 GESSNER, SUITE 1400, HOUSTON, TEXAS 10023, ATTENTION: INVESTOR RELATIONS, TELEPHONE: (713) 507-5307, E-MAIL: NPERRY@SANTAFE-SNYDER.COM.

Devon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Devon's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in Devon's filing with the SEC under Rule 425 on May 26, 2000.

Santa Fe Snyder, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Santa Fe Snyder's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in Santa Fe Snyder's filing with the SEC under Rule 14a-12 on May 26, 2000.


SLIDE 1 - TITLE SLIDE "DEVON ENERGY, CAPP 2000 SYMPOSIUM, JUNE 19-21, 2000"


SLIDE 2 - RISK FACTORS

          "For representative risk factors that could cause Devon's actual results to differ materially from the estimates contained herein, see forms 8-K dated January 26 and June 5, 2000 and form 10-K dated March 30, 2000. All data presented assumes an effective merger date of December 31, 1999 adjusted for certain subsequent acquisitions, divestitures and financial transactions."

SLIDE 3 - CANADIAN CONTEXT

          o     Canadian operations: Northstar Energy
          o     North American based company with North-South management teams
          o     Largest operating basin is Western Canadian Sedimentary Basin
          o     Dual listing (AMEX:DVN / TSE:NSX)
          o     NSX: "Canadian basket" qualified

SLIDE 4 - DEVON OVERVIEW

          o     Top 10 independent (U.S. and Canada)
          o     Proved oil and gas reserves of 670 MMBOE (12/31/99)
          o     81% North America / 19% International
          o     Production mix: 62% gas / 38% oil
          o     Enterprise value approximating $6.3 billion
          o     Investment grade credit - BBB+

SLIDE 5 - TOTAL PROVED RESERVES

          (Bar graph showing Devon's proved reserves from 1987 to 1999 in MMBoe at year-end)

  1987  1988  1989  1990  1991  1992  1993  1994  1995  1996   1997  1998  1999
  -----------------------------------------------------------------------------
  8     22    30    32    36    61    78    106   115   179    184   299   670



          Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger.

SLIDE 6 - RESERVES PER COMMON SHARE

          (Bar graph showing Devon's Reserves per common share from 1987 to 1999 in Boe)

  1987  1988  1989  1990* 1991* 1992* 1993  1994  1995  1996*  1997* 1998* 1999
  -----------------------------------------------------------------------------
  1.31  2.56  2.61  2.82  3.13  2.96  3.76  4.79  5.18  4.84   4.94  5.61  7.78

          Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger.
          *Fully Diluted


SLIDE 7 - NET DEBT PER BOE

          (Bar graph showing Devon's net debt per Boe from 1987 to 1999) (Long term debt less working capital)

  1987  1988  1989  1990  1991  1992  1993  1994  1995  1996   1997  1998  1999
  -----------------------------------------------------------------------------
  1.16  1.33  0.19  0.74  0.78  0.68  0.83  0.85  1.17  -0.07 -0.34  1.25  1.47

          Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger.

          (1) Presented net of the book value of Devon's 7.1 million shares of Chevron common stock.

SLIDE 8 - DEVON'S OPERATING RESULTS

          Cash Margin Per Share*  Earnings Per Share*
          1987  1999              1987  1999
          ----------              ----------
          1.15  6.03              -0.17 1.46
          * Fully Diluted

SLIDE 9 - DRILLING ACTIVITY

          o     1988 - 1999
                     > 2,400 wells drilled
          o     Historically high success rates

SLIDE 10 - MERGERS & ACQUISITIONS

          PennzEnergy Company, 1999, $2.6Bn
          Northstar Energy, 1998, $759MM
          Kerr McGee Corp, North American Onshore Assets, 1996, $254MM

SLIDE 11 - FOR IMMEDIATE RELEASE

          May 25, 2000 -- Devon Energy and Santa Fe Snyder to merge creating a top 5 U.S. independent oil and gas company.

SLIDE 12 - TRANSACTION SUMMARY
          o     Structure: non-taxable merger
          o     Equity Ownership:  68% Devon
                                   32% Santa Fe Snyder
          o     Exchange Ratio:  approximately 40.3 MM
                   common shares, or .22 DVN per SFS share
          o     Board of Directors: proportional representation

SLIDE 13 - THE COMBINED COMPANY

          Proved Reserves:                 1,056 MMBoe
          Reserve profile:                 76% North America
                                           24% International
          Production Mix - N.A.            61% gas/39% oil
                         - Int'l           14% gas/86% oil
          Undeveloped Acreage (net)        32 million
          R/P Ratio:                       8.9 years
          Credit Rating:                   Investment Grade
          Enterprise Value:                $9 Billion

SLIDE 14 - U.S. PEER COMPARISON

          (Bar Graph, reserves in MMBoe @ 6:1)

          APC/UPR  BR     UCL     DVN    KMG    APA   PXD    EOG    OEI   MUR
          -------------------------------------------------------------------
          1942     1709   1653    1056   915    807   605    602    415   401

          Note: Reflects proved reserves at 12/31/99 adjusted for material acquisitions and divestitures.
          Represents Pro-forma Devon.





SLIDE 15 - CANADIAN PEER COMPARISON

          (Bar Graph, reserves in MMBoe @ 6:1)

          AEC   TLM   DVN   CNQ   PCP   GOU   CXY   RES   AXL   CRS
          ---------------------------------------------------------
          1254  1094  1056  917   890   814   776   602   573   284

          Note: Reflects proved reserves at 12/31/99 adjusted for material acquisitions and divestitures.
          Represents Pro-forma Devon.

SLIDE 16 - STRATEGIC RATIONALE

          Compelling property fit:
          o     U.S. core area overlap
          o     Broader international growth platform

          Positive financial impact:
          o     Per share accretion
          o     $30 - $35 million annual cost savings

SLIDE 17 - RESERVES PER COMMON SHARE

          (Bar graph showing Devon's Reserves per common share from 1987 to 1999 in Boe)

1987  1988  1989  1990* 1991* 1992* 1993  1994  1995  1996*  1997*  1998* 1999  1999Pro Forma
---------------------------------------------------------------------------------------------
1.31  2.56  2.61  2.82  3.13  2.96  3.76  4.79  5.18  4.84   4.94   5.61  7.78  8.36

          Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger.

SLIDE 18 - OPERATING RESULTS

                        Quarter Ended March 31, 2000

                                        Actual      Pro Forma  Cost Savings(1)
EBITDA ($MM)                             $255           $396            $404
Cash Margin to Common                    $200           $321            $327

Shares O/S (MM)                          86.2          126.3           126.3
Cash Margin/Share                       $2.32          $2.54           $2.59

(1)  Includes estimated annual G&A and LOE savings of $30 million taxed at 40%.







SLIDE 19 - FINANCIAL STRENGTH

                        Quarter Ended March 31, 2000

                                       Actual    Pro Forma    Cost Savings(1)
EBITDA ($MM)                            $255        $396          $404
Total Net Debt(2)                     $1,046      $2,149        $2,149

EBITDA/Interest                        10.1x       10.2x         10.4x
Net Debt/Annualized EBITDA              1.0x        1.4x          1.3x

(1) Includes estimated annual G&A and LOE savings of $30 million taxed at 40%.
(2) Net of the market value of Devon's 7.1 million shares of Chevron common stock.

SLIDE 20 - NORTH AMERICAN OPERATIONS

          Bar charts and map showing Devon's reserves growth (year-end vs. pro forma year-end) in the Rocky Mountains, Permian Basin and the Gulf of Mexico/Gulf Coast.

SLIDE 21 - CANADA - OPERATING PROFILE

          o    Gas-focused asset base in western Canada
          o    Large, concentrated portfolioof opportunities
          o    High impact gas exploration plays
          o    Industry leader - low cost operations
          o    Consistent track record of growth

SLIDE 22 - CANADIAN OPERATIONS

          Map of Canada showing Devon's positions in Alberta and British
          Columbia.

          o    121 MMBoe proved reserves
          o    2.2 million net undeveloped acres
          o    $2.82/Boe operating costs
          o    202 mmcf/d gas production
          o    16,100 Bbls/d oil production

SLIDE 23 - FOOTHILLS - AMOCO JOINT VENTURE

          Map showing foothills acreage position and Westcoast Pipeline.

          o     Significant gas potential
          o     600,000 gross acres
          o     4 geological play types
          o     Large seismic/technical database
          o     49% interest





SLIDE 24 - ROCKY MOUNTAINS

          Map showing Devon and Santa Fe Snyder key properties in the Rocky Mountains.

          o     219 MMBoe Pro Forma
          o     Gas leveraged
          o     Improving differentials
          o     Shared coalbed methane technologies

SLIDE 25 - GULF OF MEXICO

          Map showing Devon and Santa Fe Snyder offshore blocks in the Gulf of Mexico.

SLIDE 26 - INTERNATIONAL OPERATIONS

          International map showing the countries in which Devon and Santa Fe Snyder have production and/or exploration.

SLIDE 27 - INTERNATIONAL RESERVES POSITION
                                                Reserves at     % Total
                                    Company     12/31/99        Company
                                    -------     --------        -------
Azerbaijan                             DVN        107.7           10.2%
Indonesia                              SFS         62.4            5.9%
Argentina                              SFS         33.2            3.1%
Brazil                                 SFS         13.9            1.3%
Gabon                                  SFS         10.4            1.0%
Other                               DVN/SFS        28.7            2.7%
  Totals                                          256.3           24.2%

SLIDE 28 - AZERBAIJAN

          Middle East map showing Azerbaijan and pipelines in the area.

SLIDE 29 - SOUTHEAST ASIA

          Southeast Asia map showing the general location of the following areas: B7/38, PM308, Jabung, Jambi B, Tuban

SLIDE 30 - SOUTH AMERICA

          South America map showing the general location of the following basins: Cuyo Basin, Neuquen Basin, Potiguar Basin,
          Sergipe-Alagoas Basin, Espirito Santo Basin, Campos Basin, San Jorge Basin

SLIDE 31 - CAPITAL EXPENDITURES (EXPLORATION & DEVELOPMENT)

          ($MM)

          1996  1997  1998  1999  2000E 2000E
          -----------------------------------
          77    115   275   217   500   900

          Note: 1996-1997 represents historical Devon as reported prior to 1998 Northstar merger.


SLIDE 32 - DECADE OF OPPORTUNITIES

          o     2000          - 1st significant Powder River CBM production
          o     2001          - 1st significant production from Carauna Field
          o     2001 - 2002   - Canadian Foothills discovery on stream
          o     2002 - 2003   - Initial South Sumatra gas production
          o     2003          - Powder River CBM fully on stream
                              - Initial Pearl River Basin production
          o     2004 - 2006   - Raton Basin CBM peak production
          o     2005 - 2010   - Azerbaijan peak production

SLIDE 33 - TITLE SLIDE "DEVON ENERGY, CAPP 2000 SYMPOSIUM, JUNE 19-21, 2000"